Exhibit 99.5
May 6, 2009
Board of Directors of SumTotal Systems, Inc.
c/o SumTotal Systems, Inc.
1808 North Shoreline Boulevard
Mountain View, California 94043
Ladies and Gentlemen:
Vista Equity Partners Fund III, LP (“Vista”) is pleased to submit the following proposal (the “Proposal”) to acquire SumTotal Systems, Inc. (the “Company”). We remain firmly committed to an acquisition of the Company and believe that the terms outlined below and in the attached merger agreement and ancillary documents represent the outcome that maximizes value for the Company’s stockholders.
Our Proposal is for an acquisition of the Company in a merger pursuant to which your stockholders would receive $4.50 in cash for each share of common stock. Vista is prepared to fully fund this transaction, and we are attaching draft equity commitment and guarantee letters to this effect.
With respect to other terms and conditions of our Proposal, we are attaching a draft merger agreement which we would be prepared to execute following the completion of limited confirmatory due diligence as further described below, and which has been marked to show changes from the agreement filed by the Company under form 8-K on April 24, 2009 (the “Existing Merger Agreement”). As you will note, our version includes only minimal non-substantive changes from the Existing Merger Agreement and we believe in all respects includes terms at least as favorable as those in the Existing Merger Agreement. Importantly, our agreement contemplates the continuation of the existing “go shop” period outlined in the Existing Merger Agreement and provides that should a party other than the party to the Existing Merger Agreement and its affiliates make a superior proposal during this period which we decline to match, and which the Company properly accepts in accordance with the provisions of the agreement, the Company would not be obligated to pay Vista any breakup fee.
As mentioned above, this Proposal is subject to the completion of limited confirmatory due diligence, which we believe can be concluded in a matter of 1-2 days and which we are prepared to commence immediately. We have discussed with your advisors the few items that need to be provided for this limited review. Following satisfactory completion of our due diligence review, we would expect to promptly confirm the terms of our Proposal and be prepared to sign the submitted definitive agreements, at which point we trust that you would agree that our Proposal will constitute a Superior Proposal as defined in the Existing Merger Agreement. Following the three Business Day notice period provided for in the Existing Merger Agreement, we would see no reason to delay entering into definitive agreements with us given the provision in our proposed agreement for the continuation of the “go shop” period.

We respectfully request that you afford us the opportunity to quickly complete our confirmatory due diligence so that we may move forward with a transaction that maximizes value for the Company’s stockholders. As the Company’s largest shareholder, we are becoming increasingly concerned about the amount of time being consumed by this process and the attendant distraction to management and employees. Clearly it is in the best interest of all of the Company’s constituencies — shareholders, customers, employees and partners — that this process be resolved as quickly and with as little uncertainty as possible. We look forward to your prompt response to our Proposal.

Sincerely, VISTA EQUITY PARTNERS FUND III, L.P. By: VISTA EQUITY PARTNERS FUND III GP, LLC Its: General Partner By: VEFIIGP, LLC Its: Senior Managing Member
By:	/s/ Robert F. Smith
	Name:	Robert F. Smith
Its: Managing Member

Cc RBC Capital Markets, attention Devon Ritch, Dave Ramazetti, Peter Gant, Louis Draper; Wilson Sonsini Goodrich & Rosati, Professional Corporation, attention Jeffrey Cannon, Brad Finkelstein, Katharine Martin